FORM U-12(I)-B (THREE-YEAR STATEMENT)

                SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.

                  Three-Year Period Ending 2004

              FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

  James Ross
  Chairman
  National Grid Group plc
  15 Marylebone Road
  NW1 5JD
  England

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph(b) of Rule U-71.

  None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   National Grid Group plc (a registered holding company) and associated companies.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

  Non-Executive Chairman of National Grid Group plc

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

   See attached Exhibit A

(b) Basis for compensation if other than salary.

  Annual fee for serving as Chairman.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

  (a) Total amount of routine expenses charged to client:

      Not applicable.

  (b) Itemized list of other expenses:          None

National Grid Group plc


By: s/James Ross
   ______________________________________________
   James Ross



Date: May 29, 2002


                          EXHIBIT INDEX


Exhibit No.         Description                        Page
-----------         -----------                        ----

   A         Compensation received during the current  Filed
             year and estimated to be received over the     herewith
             next two calendar years

                                                       EXHIBIT A




                   Total Compensation
Name of Recipient  Received in 2001(A)       Estimated Compensation (B)
-----------------  -------------------     ------------------------------
                                        2002     2003     2004
                                        ----     ----     ----

James Ross                           N/A       $219,525          $219,525      $219,525



(a) Column A is not applicable since filing for this individual is not a supplementary statement.

(b)The information listed above is for annual fees Mr. Ross receives for serving as Non-executive Chairman of National Grid Group for 2002. The time devoted to the activities described in item 4 above represent only a small fraction of the time devoted to Mr. Ross's duties as Chairman.

   National Grid USA           John G. Cochrane
                               Vice President






                               May 29, 2002



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

   National Grid USA is participating in the Electronic Data Gathering and Retrieval Program.

   Submitted herewith in electronic format for filing with the Commission is Form U-12-IB for the three-year period ending 2004.

                               Very truly yours,

                               s/ John G. Cochrane




National Grid USA
25 Research Drive
Westborough, MA 01582-0001
Telephone: 508-389-2174
Fax: 508-366-5498
John.Cochrane @us.ngrid.com